UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-38097

ARGENX SE

(Translation of registrant’s name into English)

Laarderhoogtweg 25
1101 EB Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On January 12, 2026, argenx SE (the “Company”) issued a press release and an investor presentation, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference herein.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, shall be deemed to be incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-258251) and S-8 (File Nos. 333-225375, 333-258253, 333-274721 and 333-292200), and to be part thereof from the date on which this Current Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description

99.1	Press Release dated January 12, 2026
99.2	Investor Presentation dated January 12, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARGENX SE

Date: January 12, 2026	By:	/s/ Hemamalini (Malini) Moorthy
		Name:	Hemamalini (Malini) Moorthy
		Title:	General Counsel